

**Steve Flaherty**

1m ·

🚨 BIG NEWS 🚨

The day has finally come where we are opening our investment campaign for NecoTech to anyone!

Legally, I can't say much more, other than that we are raising money to grow the company (see required disclosure), and all info is on the Wefunder site.

Just 2 quick things on why crowdfunding:

1) I'm on a mission to show other entrepreneurs that they can succeed, even if they don't have a large VC investor...so we've turned our VC offers down for now.

2) We want our friends, family, and fans to be able to have the chance to participate and benefit from our growth! Many have watched us build, and our success shouldn't be reserved for only people with deep pockets!

That's it! So, feel free to check out the page and find out more info and if you feel inclined, I'd love to have your support as we scale necoTECH!

Now for the lawyer stuff 😉

success shouldn't be reserved for only people with deep pockets!

That's it! So, feel free to check out the page and find out more info and if you feel inclined, I'd love to have your support as we scale necoTECH!

Now for the lawyer stuff 😉

** We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

www.wefunder.com/necoTech


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**Invest in necoTECH: necoTECH creates sustainable infrastructure using recycled waste materials. | W...**



**Steve Flaherty**

4m ·

After our soft release the other week, our investment reservations for NecoTech is officially LIVE and open for anyone to reserve a piece of the company.

We’re raising capital to fuel our growth and allowing family, friends, and fans to participate.

Legally, I can’t say much more, other than that we are raising money to grow the company (see required disclosure at bottom), and all info is on the Wefunder site.

Now for the lawyer stuff 😉

** We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

www.wefunder.com/necoTech



# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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**About Wefunder**
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.